SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                        ---------------------------

                               SCHEDULE 13D/A
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)
                             (Amendment No. 1)*

                            Homestore.com, Inc.
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                              (Name of Issuer)

                  Common Stock, Par Value $0.001 Per Share
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                       (Title of Class of Securities)

                                 437852106
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                               (CUSIP Number)

                             Eric J. Bock, Esq.
            Senior Vice President - Law and Corporate Secretary
                            Cendant Corporation
                             9 West 57th Street
                             New York, NY 10019
                         Telephone: (212) 431-1836
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                June 5, 2001
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          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box /_/.

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 437852106                13D
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______________________________________________________________________________
  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         CENDANT CORPORATION (I.R.S. IDENTIFICATION NO. 06-0918165)
______________________________________________________________________________
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) /_/
                                                                       (b) /_/
______________________________________________________________________________
  3      SEC USE ONLY
______________________________________________________________________________
  4      SOURCE OF FUNDS
         OO
______________________________________________________________________________
  5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              /_/
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
______________________________________________________________________________
  6      CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
______________________________________________________________________________
     NUMBER OF                 7      SOLE VOTING POWER
      SHARES
   BENEFICIALLY                       18,131,543
     OWNED BY                 _________________________________________________
       EACH                    8        SHARED VOTING POWER
     REPORTING
      PERSON                            - 0 -
       WITH                   _________________________________________________
                               9        SOLE DISPOSITIVE POWER

                                        18,131,543
                              _________________________________________________
                              10        SHARED DISPOSITIVE POWER
                                        - 0 -
_______________________________________________________________________________

 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         18,131,543
_______________________________________________________________________________
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES          |_|
_______________________________________________________________________________
 13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.9%
_______________________________________________________________________________
 14      TYPE OF REPORTING PERSON
         CO
_______________________________________________________________________________


________________________
* The shares of Homestore.com, Inc. common stock beneficially owned by Cendant Corporation are held of record by Cendant Membership Services Holdings, Inc., a wholly-owned subsidiary of Cendant Corporation.

         This Amendment No. 1 amends and supplements the Statement on
Schedule 13D filed with the Securities and Exchange Commission on February 26, 2001 (the "Statement"). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Statement. Except as disclosed herein there has been no change in the information previously reported on Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

         Item 5 of this Schedule 13D is amended as follows:

         (a) Cendant beneficially owns 18,131,543 shares of Homestore Common Stock through its wholly owned subsidiary Cendant Membership Services Holdings, Inc. ("CMS"). Based on the 107,490,834 shares of Homestore Common Stock that were issued and outstanding as of April 30, 2001, the 18,131,543 shares beneficially owned by Cendant represented 16.9% of the issued and outstanding shares of Homestore Common Stock on such date.

         (b) Cendant has the sole power to vote or direct the voting of the shares of Homestore Common Stock and the sole power to dispose of, or to direct the disposition of, the shares of Homestore Common Stock.

         (c) (i) On June 13, 2001, CMS transferred 58,198 shares of Homestore Common Stock to R.R. Donnelley & Sons Company ("Donnelley"), the record owner of 159,795 shares of Cendant common stock designated as Move.com Tracking Stock, par value $0.01 per share ("Tracking Stock"), in exchange for one-half of such shares of Tracking Stock held by Donnelley. On June 20, 2001, CMS transferred an additional 58,197 shares of Homestore Common Stock to Donnelley in exchange for the remaining 79,897 shares of Tracking Stock held by Donnelley.

                  (ii) On June 12 and June 14, 2001, respectively, CMS transferred in the aggregate 374,000 shares of Homestore Common Stock to Chatham Holdings, LLC, a Delaware limited liability company ("Chatham"), in connection with an earlier agreement between Cendant, Cendant Finance Holding Corporation ("Cendant Finance"), WMC Finance Co. and Apollo Investment Fund III, L.P. (the "Chatham Stock Purchase Agreement"), pursuant to which Cendant repurchased 1,561,000 shares of Tracking Stock and warrants to acquire 1,561,000 shares of Tracking Stock in exchange for 2,606,342 shares of Series E Cumulative Senior Preferred Stock of WMC Finance Co.

                  (iii) On June 5, 2001, CMS transferred 1,164,048 shares of Homestore Common Stock to LDIG Move, Inc. ("LDIG Move"), a wholly owned subsidiary of Liberty Digital, Inc. ("Liberty"), the record owner of 1,598,030 shares of Tracking Stock, in exchange for all the shares of Tracking Stock held by LDIG Move.

                  (iv) On March 30, 2001, in connection with a recapitalization of Travel Portal, Inc. ("Travel Portal"), in which Travel Portal ceased to be a wholly owned subsidiary of Cendant, Cendant transferred 1,500,000 shares of Homestore Common Stock to Travel Portal (the "Travel Portal Homestore Shares") as part of a development advance.

                  (v) On March 30, 2001, Cendant contributed 250,000 shares of Homestore Common Stock (the "Foundation Homestore Shares") to the Cendant Charitable Foundation (the "Foundation"), which shares are referred to as the "Existing Shares" in the Stockholders Agreement, dated as of October 26, 2000, and effective as of February 16, 2001, between Cendant and Homestore.

                  (vi) On March, 28, 2001, CMS transferred 71,028 shares of Homestore Common Stock to Joseph Preis and John McWeeny, the record owners of 97,512 shares of Tracking Stock, in exchange for all the shares of Tracking Stock held by Messrs. Preis and McWeeny.

                  (vii) On March, 28, 2001, CMS transferred 4,631 shares of Homestore Common Stock to Richard & Sonia Henkin (the "Henkins"), the record owners of 6,358 shares of Tracking Stock, in exchange for all the shares of Tracking Stock held by the Henkins.

         (d) Subject to the terms of Cendant's Amended and Restated Certificate of Incorporation relating to shares of Tracking Stock, no other person is known by Cendant to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Homestore Common Stock obtainable by Cendant.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 4 of this Schedule 13G is hereby amended as follows:

Exchange Agreements

                  CMS and Donnelley entered into an Exchange Agreement, dated as of June 12, 2001 (the "Donnelley Exchange Agreement"). The Donnelley Exchange Agreement provided for CMS to exchange 58,198 shares of Homestore Common Stock for one-half of the 159,795 shares of Tracking Stock held by Donnelley. Each of CMS and Donnelley made customary representations and warranties in the Donnelley Exchange Agreement. CMS and Donnelley also entered into a second Exchange Agreement, dated as of June 21, 2001 (the "Second Donnelley Exchange Agreement"), pursuant to which CMS agreed to exchange 58,197 shares of Homestore Common Stock
         (the "Donnelley Homestore Shares") for the remaining 79,897 shares of Tracking Stock held by Donnelley. Donnelley agreed to cause the Donnelley Homestore Shares to be sold on or before the close of trading on the third trading day following the Closing Date (as such term is defined in the Second Donnelley Agreement) with Donnelley retaining all of the proceeds of such sale. In the event that the proceeds of the sale of the Donnelley Homestore Shares were less than $2.5 million, Cendant agreed to pay to Donnelley, an amount equal to $2.5 million less the aggregate proceeds of the sale of the Donnelley Homestore Shares (the "Donnelley Adjustment Amount"). The Donnelley Adjustment Amount was payable by CMS in immediately available funds. All of the rights, obligations and duties of the parties pursuant to the Donnelley Exchange Agreement and the Second Donnelley Exchange Agreement have been satisfied in all respects.

                  The Chatham Stock Purchase Agreement, as amended, provided for Cendant Finance to repurchase 1,561,000 shares of Tracking Stock and warrants to acquire 1,561,000 shares of Tracking Stock held by Chatham in exchange for 2,606,342 shares of Series E Cumulative Senior Preferred Stock of WMC Finance Co. The Chatham Stock Purchase Agreement also provided that in the event of a transaction that results in, among other things, the merger, consolidation, sale of securities of Move.com or other transaction or series of transaction, as a result of which either (a) any person or "group" (as defined in Rules 13d-1 and 13d-5 under the Exchange Act) becomes the beneficial owner of securities representing at least 35% of the outstanding shares of common stock of Move.com, the outstanding equity securities of Move.com or the outstanding voting securities of Move.com or (b) the holders of the voting securities of Move.com issued and outstanding prior to such transaction cease to hold at least 65% of the issued and outstanding common stock, equity securities or voting securities of the surviving entity immediately following such transaction (a "Transaction Event"), then Cendant agreed to pay to Chatham an amount equal to $10 million (the "Transaction Amount") in either (i) shares of (x) common stock, par value $.01 per share, of Cendant ("Cendant Common Stock"), or (y) Homestore Common Stock or (ii) immediately available funds. In the event Cendant elected to pay the Transaction Amount in marketable securities of Homestore Common Stock or Cendant Common Stock, Cendant agreed to cause such securities to be sold on behalf of Chatham within 90 days of such Transaction Event with Chatham retaining all of the proceeds of such sale. In the event that the proceeds of the sale of shares of Cendant Common Stock or Homestore Common Stock were less than $10 million, Cendant agreed to pay to Chatham, an amount in immediately available funds equal to $10 million less the aggregate proceeds of the sale of the Cendant Common Stock or Homestore Common Stock. All of the rights, duties and obligations of the parties pursuant to the Chatham Stock Purchase Agreement have been satisfied in all respects.

                  Cendant, CMS, Liberty and LDIG Move entered into a Stock Purchase Agreement, dated as of June 5, 2001 (the "Liberty Stock Purchase Agreement"). The Liberty Stock Purchase Agreement provided for Cendant, and cause CMS, to exchange 1,164,048 shares of Homestore Common Stock (the "Liberty Homestore Shares"), for 1,598,030 shares of Tracking Stock held by LDIG Move. LDIG Move agreed to cause the Liberty Homestore Shares to be sold on or before the close of trading on the fifth trading day following the Closing Date (as such term is defined in the Liberty Stock Purchase Agreement) with LDIG Move retaining all of the proceeds of such sale. In the event that the proceeds of the sale of the Liberty Homestore Shares were less than $50 million, Cendant agreed to pay to LDIG Move, an amount equal to $50 million less the aggregate proceeds of the sale of the Liberty Homestore Shares (the "Liberty Adjustment Amount"). The Liberty Adjustment Amount was payable at the option of Cendant in (i) cash or (ii) a number of shares of common stock, par value $.01 per share, of Cendant ("Cendant Common Stock") equal to (x) the Liberty Adjustment Amount divided by the (y) the average of the per share closing prices of Cendant Common Stock on the New York Stock Exchange for each trading day during the 10 consecutive trading days immediately preceding the date on which all of the Liberty Homestore Shares were sold. Each of Cendant, CMS, Liberty and LDIG Move made customary representations and warranties in the Liberty Stock Purchase Agreement. All of the rights, duties and obligations of the parties pursuant to the Liberty Stock Purchase Agreement have been satisfied in all respects.

                  CMS and each of Joseph A. Preis and John McWeeny, entered into an Exchange Agreement, dated as of March 28, 2001 (the "Preis/McWeeny Exchange Agreement"). The Preis/McWeeny Exchange Agreement provided for CMS to exchange 71,028 shares of Homestore Common Stock for 97,512 shares of Tracking Stock held by Messrs. Preis and McWeeny. Each of CMS and Messrs. Preis and McWeeny made customary representations and warranties in the Preis/McWeeny Exchange Agreement. The Homestore Common Stock received by Messrs. Preis and McWeeny was characterized as "restricted securities" under the federal securities laws until Homestore filed a registration statement on Form S-3 relating to such shares (the "Registration Statement") and such Registration Statement is declared effective by the SEC (which declaration occurred on June 4, 2001). All of the rights, duties and obligations of the parties pursuant to the Preis/McWeeny Exchange Agreement have been satisfied in all respects.

                  CMS, and the Henkins, entered into an Exchange Agreement, dated as of March 28, 2001 (the "Henkin Exchange Agreement"). The Henkin Exchange Agreement provided for CMS to exchange 4,631 shares of Homestore Common Stock for 6,358 shares of Tracking Stock held by the Henkins. Each of CMS and the Henkins made customary representations and warranties in the Henkin Exchange Agreement. The Homestore Common Stock received by the Henkins was characterized as "restricted securities" under the federal securities laws until the Registration Statement is declared effective by the SEC (which declaration occurred on June 4, 2001). All of the rights, duties and obligations of the parties pursuant to the Henkin Exchange Agreement have been satisfied in all respects.


Development Agreement

                  Cendant Internet Group, Inc, a wholly owned subsidiary of Cendant ("CIG"), and Homestore entered into a Development Agreement (the "Development Agreement"), dated as of March 30, 2001, which contains the following provisions:

         (a) The Call Right - As of March 30, 2001, CIG will have the right to purchase (the "Call Right") all or part of the Homestore Common Stock owned by Travel Portal. For each of the Travel Portal Homestore Shares that CIG purchases pursuant to the Call Right, CIG will be required to pay to Travel Portal the closing trading price per share of Homestore Common Stock on the day immediately prior to the date of such purchase.

         (b) The Put Right - At any time after September 1, 2001, Travel Portal shall have the right, but not the obligation, to require CIG to purchase all of the Travel Portal Homestore Shares owned by Travel Portal at such time (the "Put Right"). For each of the Travel Portal Homestore Shares that CIG purchases pursuant to the Put Right, CIG will be required to pay to Travel Portal the closing trading price per share of Homestore Common Stock on the day immediately prior to the date of such purchase.

         (c) Stockholders Agreement - Travel Portal has agreed to be bound at all times to the provisions of the Stockholders Agreement.

Letter Agreement

                  Cendant and Homestore entered into a letter agreement (the "Letter Agreement"), dated March 30, 2001, waiving certain provisions of the Stockholders Agreement in connection with the transfer of the Travel Portal Homestore Shares and the Foundation Homestore Shares, which Letter Agreement contains the following provisions:

         (a) Travel Portal Homestore Shares - In connection with the transfer of the Travel Portal Homestore Shares, Cendant has agreed as a condition to such transfer to cause Travel Portal to be bound by the provisions of the Stockholders Agreement as they pertain to such shares.

         (b) Foundation Homestore Shares - In connection with the transfer of the Foundation Homestore Shares, Cendant has agreed as a condition to such transfer to cause the Foundation to be bound by the provisions of the Stockholders Agreement as they pertain to such shares.

         (c) Stockholders Agreement - The transfer of the Travel Portal Homestore Shares and Foundation Homestore Shares shall not result in an increase or decrease of the aggregate number of shares of Homestore Common Stock subject to the transfer and volume limitations set forth in Section 1.2 of the Stockholders
         Agreement.

                  References to, and descriptions of, the Donnelley Exchange Agreement, the Second Donnelley Exchange Agreement, the Chatham Stock Purchase Agreement, the Liberty Stock Purchase Agreement, the Preis/McWeeny Exchange Agreement, the Henkin Exchange Agreement, the Development Agreement and the Letter Agreement as set forth above in this Item 6 are qualified in their entirety by reference to the copy of each of the Donnelley Exchange Agreement, the Second Donnelley Exchange Agreement, the Chatham Stock Purchase Agreement, the Preis/McWeeny Exchange Agreement, the Henkin Exchange Agreement, the Liberty Stock Purchase Agreement, the Development Agreement and the Letter Agreement attached as Exhibit 1 through Exhibit 8 to this Amendment No. 1 to Schedule 13D, and are incorporated in this Item 6 in their entirety where such references and descriptions appear.

Item 7.           Material to be Filed as Exhibits.

         Exhibit Description

         1. Exchange Agreement, dated as of June 12, 2001, by and between Cendant Membership Services Holdings, Inc. and R.R. Donnelley & Sons Company.

         2. Exchange Agreement, dated as of June 21, 2001, by and between Cendant Membership Services Holdings, Inc. and R.R. Donnelley & Sons Company.

         3. Stock Purchase Agreement, dated as of November 24, 2000, as amended, by and among Chatham Street Holdings, LLC, Cendant Corporation, Cendant Finance Holding Corporation, WMC Finance Co. and Apollo Investment Fund III, L.P.

         4. Stock Purchase Agreement, dated as of June 5, 2001, by and among Cendant Corporation, Cendant Membership Services Holdings, Inc., LDIG Move, Inc. and Liberty Digital.

         5. Exchange Agreement, dated as of March 28, 2001, by and among Cendant Membership Services Holdings, Inc., Joseph
                  A. Preis and John P. McWeeny.

         6. Exchange Agreement, dated as of March 28, 2001, by and among Cendant Membership Services Holdings, Inc, and each of Richard and Sonia Henkin.

         7. Development Agreement, dated as of March 30, 2001, by and between Cendant Corporation and Homestore.com, Inc.

         8. Letter Agreement, dated March 30, 2001, by and between Cendant Corporation and Homestore.com, Inc.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 12, 2001


                                    CENDANT CORPORATION


                                    By: /s/ Eric J. Bock
                                        -------------------------------------
                                          Name:  Eric J. Bock, Esq.
                                          Title: Senior Vice President - Law
                                                   and Corporate Secretary